
© Mammalz, PBC 2020 - Confidential
Mammalz
The new way to experience nature

The <u>first</u> community-driven content platform for all things nature.


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Alexander Finden
Co-Founder of Mammalz, underwater cinematographer, nature nerd extraordinaire.
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Born from **Passion**



"Our founding team comes from the nature media world. We see how ineffective our industry has been in maintaining the human-nature connection. Now, the disconnect is real, and the health of the natural world - our source of inspiration, resources, and life - is declining rapidly.

The disconnect ends now. Welcome to Mammalz."

Rob Whitehair, Co-founder / CEO, US Navy veteran

Problem: Our Industry is Unaligned


There currently is no way for aspiring content creators to make a living in the nature media industry.


For nature content, there is no community-based platform featuring the interactive tools that younger generations prefer.

Opportunity: Viewing Trends are Shifting


>40% decline
in TV viewing hours
since 2011
Value **influencers**
over **celebrities**
Most-viewed platform
is **YouTube**
Prefer **interactivity**
over **passivity**

Our Solution: **Mammalz**


Create Post
Troy Wright
Urban Wildlife Photography In A City Park
Category*
Continue
1. Create
Scuba Diving for the first time | Goa, Bat Island, Arabian Sea
please use your inflater more I can't stand seeing you put so much effort
I gotta try diving next time!
you should go diving in Koh Tao when you are in Thailand.
This video makes me miss coron!
2. Engage
Martin Bailey's Profile
Martin Bailey
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20,789
3. Support
Notice: App design mockups are for demonstration purposes only and may not reflect the design of the final product.

This is where the storytelling begins.

Anyone, anywhere can create a free Mammalz account and upload nature content of any type - from photos to live-streams to 360˚/VR.

Engagement is what makes us unique.

With live-streaming and premieres, global audiences can have shared experiences of the natural world in real time and chat directly with content creators.

We're democratizing our industry using our community-tipping model.

Anyone can give tips or subscribe to any other user, allowing our community of nature-lovers to support each other and fund endless content creation.

Business Model: Twitch-Inspired


Recurring
25%
Audience Tipping
50%
Channel Subscriptions


Advertising
Social Advertising
Media Streaming Advertising
Sponsored Content

Audience Tipping tools enable the trading of a Mammalz currency called "seeds". Mammalz charges a 25% fee on all seed purchases. 100 seeds = $1 for recipient, $1.25 for purchaser.

Channel Subscriptions allow users to support specific content creators on a recurring basis. Creators split the $5 monthly fee 50/50 with Mammalz. In return, subscribers get ad-free viewing of the creator's content and exclusive items such as name badges.

Social Advertising is similar to how Facebook advertises, including video, image, collection, carousel, and canvas ads.

Media Streaming Advertising compares to YouTube's advertising, including in-viewer, in-stream, pre-roll, and bumper ads.

Sponsored Content will be made using three-way partnerships between Mammalz, featured content creators, and the sponsor.

Market Potential: 400 Million and Growing


2.5 Billion
Social Media Users Worldwide
600 Million
with Nature as a Top 3 Interest[3]
400 Million
Under the Age of 45

Young people are moving outdoors. Studies show that Millennials and Gen-Zers spend more time outside than previous generations.[4] These younger generations also view their experience in the outdoors differently than older generations: they value connection over conquer, community over going solo, and experience over possessions.[5] Nearly half of all people over 16 participate in wildlife related activities, spending $150 billion annually.[6]

Passionate niches will lead to super users. Within the realm of nature, we're accessing some of the most passionate communities. In the US alone, there are 60 million birders spending $40 billion annually.[7] Worldwide, there are over 20 million snorkelers and divers[8] and 4 million wolf lovers, two examples of groups that are highly active on social media platforms and online discussion forums.

Timeline: Beta to Exit



Sep 2019
Launch Beta, prove hypothesis
Prepare to launch on App Store
1,000 users
Seed, $3M
Sep 2020
Official launch on App Store (Apr)
Prove recurring monetization models
175,000 users
Series A, $15M
Sep 2021
Scale user base to attract Ads
Prove advertising models
2M users
Series B, $55M
Sep 2022
User retention and gamification
Become profitable at crit. mass
10M users
Mar 2023
Exit to strategic partner for
user base retention and
engagement value
Disney
Disclaimer: these are projections and are NOT guaranteed.

Projections: Financial

	2020	2021	2022	2023
Operations	$2.1M	$17.2M	$65M	$250M
Cost / Goods Sold	$2.8M	$28.2M	$150M	$600M
Revenue	$275K	$31.2M	$215M	900M
Net Income	**($4.6M)**	**($14.2M)**	**0**	**50M**
Total Users	*360K*	*3.5M*	*14M*	*50M*

Note: Ad revenue begins 2021 at 500K users. Net profitability begins at ~10 million users.

Disclaimer: these are projections and are NOT guaranteed.

Exit: Two Strategies


Community Value
Disney
NATIONAL GEOGRAPHIC
TM
Niche Platform Value
facebook
Alphabet
amazon

Team: Founders







Rob Whitehair, Co-Founder and CEO

Rob is an award-winning filmmaker and US Navy veteran with over 20 years experience in the nature media industry. For 13 years, he was the co-founder and president of Tree & Sky Media Arts. Rob is known throughout the industry for his innovation, leadership, and ability to take improbable ideas and turn them into reality.



Alexander Finden, Co-Founder and COO

Inspired by the underwater world, Alex is an award-winning filmmaker, divemaster, YouTube and Twitch content editor, and operational guru known for staying calm in the storm. Alex has his finger directly on the pulse of the Millennial and Gen-Z generations.

Team: Business and Marketing



Pam Voth, Head of Marketing Strategy

Pam Voth is an award-winning film producer, a photo safari guide, and a networking superstar. Prior to co-founding a media arts company in 2006, she spent 15 years as a client relations executive managing brand communications for Fortune 100 companies.



Benjamin Rohn, Head of Business Dev.

Raised in Africa and Latin America, Ben served as a Marine Corps officer, studied 5 languages, was awarded an MBA from the University of North Carolina, and has worked in startup and Fortune 500 business development for over a decade.



Stephen Cobb, Growth Strategist

Stephen spent the last eight years traveling the world as a chef, social media strategist, and web data analyst. At Mammalz, he optimizes and analyzes all marketing initiatives, SEO, and beta user activity.



Sabrina Rodriguez, Growth Strategist

Sabrina is a recent graduate from UC San Diego in Cognitive Science. She heads all social media initiatives at Mammalz and uses her knowledge of UI/UX to improve Mammalz's user retention and brand recognition.

Team: Advisors

Business

Scott Holmen
CEO, Agency73

Keenan McCollom
VC Consultant, NOW CFO

Lory Hefele
Operations Manager, Intel

Community

Ami Vitale
Photojournalist, Nat Geo

Allie MacPherson
Content Partner, Twitch/YouTube

Media

Neil Nightingale
Former Head, BBC Natural History

Nate Dappen, PhD
Science Media Filmmaker

Mason Geyser
Manager, Twitch Partner

Science

Diana Six, PhD
Chair, Env. and Cons. Sciences @ UM

Shane Campbell-Staton, PhD
Asst. Professor of Biology @ UCLA

Scott Mills, PhD
VP of Research @ UM

Technology

Stryder Thompkins
CTO, Agency73

Gurvinder Batra
CTO, KiwiTech

Andrew Currah
Edu. Dev. Executive, Apple

Growth Strategy: Community-First



1. Acquire Users

Targeted Social Marketing
Influencer Partnerships
Corporate Partnerships
Exclusive Content Projects

We're taking a creator-first approach to community building by targeting existing talent, partnering with influential companies and organizations, and launching Mammalz-exclusive projects like Adventure Streamers: a live POV exploration of the natural world.



2. Retain Users

Seed Rewards
Gamification
Creator Sponsorships

To accelerate community growth and activity, we will offer the Mammalz currency "seeds" as reward for referrals and exclusive name badges for participation in streams, donations, and other interactive features. We will also offer in-house and third-party sponsorships for content production to reward creators.



3. Monetize

Early Advertiser Program
Super Fan Targeting
New Features
Sponsored Events

In our early stages, we will offer exclusive ad deals to founding company partners. As our community grows, we will help advertisers target super fans, implement new monetizable features like channel subscriptions, and introduce sponsored events like "Save the World", a monthly NGO-targeting donation event.

Growth Strategy: Strategic Partners

Acquisition and Retention

SONY®

VIRAL NATION

SCRIPPS INSTITUTION OF OCEANOGRAPHY UCSD

Discovery EDUCATION™

The Cornell Lab of Ornithology

Safety and Data Security

am audible magic®

Kount®

Triden Group
Where Security Protects Innovation

twohat SECURITY

Traction: Successes to Date

$300,000
In Investments Secured

KiwiTech

Launched Beta
September 1, 2019

1,000+
Monthly Active Users (MAUs)

In January of 2019, Mammalz officially closed its first round of funding for development costs.

Development of iOS and Web apps is now fully funded through beta test until end of January, 2020.

After an 8-month development period, we have officially launched the web and iOS Mammalz apps into beta.

As of Nov 1, we have fixed all known critical bugs and are prepared to scale.

Without any paid marketing campaigns or paid beta testers, we have over 1,000 MAUs from the nature community and the nature media industry on the Mammalz beta.

20% of those MAUs are active daily.

Engagement: 9x Above Competitors

Mammalz	Instagram	Twitch
32% Ave. Post Engagement	0.9% Ave. Post Engagement	3.7% Ave. Post Engagement
6.8% MAUs post daily	*Data not available*	1.4% MAUs post daily
6.0 media posts per MAU per month	0.4 media posts per MAU per month	*Data not available*

Feedback: From the Community

"This level of communication about my content is such a nice change from YouTube. I sincerely appreciate it."

-Ben Zino, The Wild Report

"If you want 100% nature and 0% drama, Mammalz is the social media app for you."

-Mallory Lindsay, Ms. Mallory Adventures

"I can't support a platform that encourages hate speech and bad behavior, so I'm leaving Facebook for Mammalz."

-Ami Vitale, National Geographic Photographer

Ask: Seed Round


$1 Million
42%
User Acquisition
38%
Company Operations
20%
Product Development

- Influencer/social marketing
- Paid marketing campaigns
- Industry events
- Adventure Streamers

- Data storage and delivery
- Creator resources/user incentives
- Hiring internal tech team
- Payroll and professional fees
- API licensing
- Rent, office supplies, utilities
- Legal and insurance

- KiwiTech pro. Fees
- Android Development
- UI/UX improvements and Feature development from Beta feedback
- Monetization tools and ext. Live cam feature development


© Mammalz, PBC 2020 - Confidential
Mammalz
The new way to experience nature